January 8, 2020

Chang Qi
President
Environmental Control Corp.
Apt 1-1-2 Bawangsi Street
Dadong District Shenyang 110000

       Re: Environmental Control Corp.
           Registration Statement on Form 10-12G
           Filed December 12, 2019
           File No. 000-56129

Dear Ms. Qi:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed on December 12, 2019

History, page 2

1. Please expand the disclosure in the sixth paragraph on page 2 to disclose and quantify the expenses of the company that Mr. Glass paid in his capacity as custodian.
2. Please expand the disclosure in the eighth paragraph on page 2 to disclose the amount that
      Chang Qi paid to acquire the shares from Mr. Glass.
3. In the fourth paragraph, you disclose that Mr. Glass appointed himself as President. In the sixth paragraph, you disclose that the board of directors appointed Mr. Glass as President.
      Please reconcile.
4. Please revise to clarify the circumstances that led to Mr. Glass being appointed as custodian of the company. Please also revise to clarify the circumstances that led to Mr.
      Glass selling his shares to Chang Qi.
 Chang Qi
Environmental Control Corp.
January 8, 2020
Page 2
Risk Factors, page 9

5. If applicable, please disclose the risk that, because your officer and director reside outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts. Exhibits

6. Please file as exhibits the custodial order and the Certificate of Reinstatement with the
         State of Nevada mentioned in the fourth and fifth paragraphs on page 2, respectively.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger,
Senior
Accountant, at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey
Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



FirstName LastNameChang Qi                                      Sincerely,
Comapany NameEnvironmental Control Corp.
                                                                Division of
Corporation Finance
January 8, 2020 Page 2                                          Office of
Manufacturing
FirstName LastName